UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549
                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                              Commission File Number      333-22559

       Salomon Brothers Mortgage Securities VII, Inc.
   (Exact name of registrant as specified in its charter)

      Seven World Trade Center, New York, New York 10048
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   Mortgage Pass-Through Certificates, Series 1997-HUD2
  (Title of each class of securities covered by this Form)

               Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)                Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)                Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)               Rule 12h-3(b)(2)(ii)
                                   Rule 15d-6             X

Approximate number of holders of record as of the certification or
notice date:    50

Pursuant to the requirements of the Securities Exchange Act of 1934, Salomon Brothers Mortgage Securities VII, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 28, 1998         By:       LaSalle National Bank
                               By:       /s/ Russell M. Goldenberg
                               Name:     Russell M. Goldenberg
                               Title:    Senior Vice President